Post-Effective Amendment No. 11 to
                                                       SEC File No. 70-8593



                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549
                                       FORM U-1
                                  APPLICATION UNDER
                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")

                                  GPU, INC. ("GPU")
                                100 Interpace Parkway
                             Parsippany, New Jersey 07054

                           GPU INTERNATIONAL, INC. ("GPUI")
                          EI SERVICES, INC. ("EI Services")
                  One Upper Pond Road, Parsippany, New Jersey 07054

                   JERSEY CENTRAL POWER & LIGHT COMPANY ("JCP&L")
                        METROPOLITAN EDISON COMPANY ("Met-Ed")
                      PENNSYLVANIA ELECTRIC COMPANY ("Penelec")
                     P.O. Box 16001, Reading, Pennsylvania 19640

                              GPU SERVICE, INC. ("GPUS")
                 100 Interpace Parkway, Parsippany, New Jersey 07054
                      (Names of companies filing this statement
                         and addresses of principal offices)

                                      GPU, INC.
          (Name of top registered holding company parent of the applicants)

          M.A. Nalewako, Secretary           S.L. Guibord, Esq., Secretary
          M. J. Connolly, Esq., Assistant    Jersey Central Power & Light
          General Counsel                      Company
          GPU Service, Inc.                  Metropolitan Edison Company
          100 Interpace Parkway              Pennsylvania Electric Company
          Parsippany, New Jersey  07054      P.O. Box 16001
                                             Reading, Pennsylvania  19640
          Wendy S. Greengrove, Secretary
          GPU International, Inc.            Douglas E. Davidson, Esq.
          One Upper Pond Road                Berlack,  Israels  &  Liberman LLP
          Parsippany, New Jersey  07054      120 West 45th Street
                                             New York, New York  10036

                  __________________________________________________
                     (Names and addresses of agents for service)


               GPU,  GPUI, EI  Services,  JCP&L, Met-Ed,  Penelec and  GPUS

          hereby post-effectively amend the Application on Form U-1, docket in SEC File No. 70-8593, as heretofore amended, as follows:

               1.   By  amending clauses (1), (8) and (9) of paragraph L of

          Post-Effective Amendment No. 11 thereof to read in their entirety as follows:

                    (1)  The average consolidated retained earnings for GPU

               and  its subsidiaries, as reported  for the four most recent quarterly  periods in GPU's  Annual Report on  Form 10-K for the  year ended  December 31,  1996 and Quarterly  Report on

               Form 10-Q for  the quarter  ended March 31,  1997, as  filed

               under  the   Securities  and  Exchange  Act   of  1934,  was

               approximately $2,114 million.  As of March 31, 1997, GPU had invested, or committed to invest, directly or indirectly, an aggregate  of approximately  $307 million  in EWGs  and $706 million in  FUCOs, representing  approximately  48% of  such average consolidated retained earnings.



                    (8)  GPU's average consolidated  retained earnings  for

               the four most recent quarterly periods (approximately $2,114

               million)  represented  an  increase  of   approximately  $29

               million  (or  approximately  1%)  compared  to  the  average

               consolidated  retained  earnings   for  the  previous   four

               quarterly periods (approximately $2,084 million).



                    (9)  GPU did not incur  operating losses from direct or

               indirect  investments in EWGs and FUCOs in 1996 in excess of

               5% of GPU s December31, 1996 consolidated retained earnings.


               2.   By amending paragraph N of Post-Effective Amendment No.

          11 thereof to read in its entirety as follows:



                    The estimated fees,  commissions and expenses  expected

               to be incurred in  connection with the proposed transactions will be as follows:



                    Legal Fees
                         Berlack, Israels & Liberman LLP    $20,000
                         Ballard  Spahr Andrews & Ingersoll     500
                    Miscellaneous                             5,000

                    TOTAL                                   $25,500

               3.   By filing the following exhibits in Item 6 thereof:

               F-1(b) - Opinion of Berlack, Israels & Liberman LLP

               F-2(b) - Opinion of Ballard Spahr Andrews & Ingersoll




                                      SIGNATURE



                    PURSUANT TO  THE  REQUIREMENTS OF  THE  PUBLIC  UTILITY

          HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED  COMPANIES HAVE DULY

          CAUSED  THIS  STATEMENT  TO BE  SIGNED  ON  THEIR  BEHALF BY  THE

          UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                   GPU, INC.
                                   JERSEY CENTRAL POWER & LIGHT COMPANY
                                   METROPOLITAN EDISON COMPANY
                                   PENNSYLVANIA ELECTRIC COMPANY
                                   GPU SERVICE, INC.



                                   By: /s/ T. G. Howson

                                        T. G. Howson
                                        Vice President and Treasurer


                                   GPU INTERNATIONAL, INC.
                                   EI SERVICES, INC.




                                   By: /s/ B. L. Levy

                                        B. L. Levy
                                        President



          Date:  June 23, 1997
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